Moody's Investors Service ("MIS")

Exhibit 2

Procedures and Methodologies Used to Determine Credit Ratings

1. **Credit Rating Process**

MIS operates under the *MIS Code of Professional Conduct* ("**MIS Code**"). The principles in the MIS Code that seek to secure the quality, integrity, independence, transparency and timeliness of the rating process, as well as avoidance of conflicts of interest and treatment of confidential information, are deeply ingrained in our operational practices. The principles established by the MIS Code are elaborated upon in MIS's policies and procedures. These documents establish a consistent approach throughout MIS and govern the conduct of employees during the credit rating process.

» MIS Code of Professional Conduct, December 2016

Below we describe the various steps in our credit rating process. These descriptions reflect the general process for all of MIS's published credit ratings, and some aspects of our detailed processes may vary in different rating groups or jurisdictions. In these descriptions, we use the term "Issuer" to mean any entity - regardless of whether it is a structured product, a corporation, a sovereign country or a municipality - that issues debt, a credit commitment or debt-like securities, or which has other obligations to make payments.

a. Initiation of a Rating Relationship with MIS

A credit rating relationship generally is initiated when the Issuer requests a credit rating from MIS. Generally, MIS enters into a rating agreement with the Issuer, whereby the Issuer undertakes to provide MIS with pertinent financial reports and other information. The Issuer also undertakes to pay to MIS the relevant fees.

In addition, as a publisher of opinions about credit, MIS reserves the right to assign credit ratings on an unsolicited basis. (See discussion of unsolicited credit ratings below.)

b. Information Used in the Credit Rating Process

Provision 1.4 of the MIS Code provides the basis for the quality of our ratings. It states, among other things, that in producing a credit rating, MIS will consider all information known and believed to be relevant by the applicable analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter, that the applicable analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies.

The analyst or analysts assigned to a particular Issuer or obligation ("Lead Analyst") begins the credit analysis by assembling relevant information on the Issuer or obligation. This information may come from public sources or from

the Issuer or the Issuer's agent in meetings or other communications with the Lead Analyst. MIS may use credit ratings of other agencies solely for informational reference, in the same way we may use various other opinions on credit quality such as those implied by bond yields, CDS, and stock prices. We review a wide variety of market opinions as part of our surveillance for potential changes in credit quality, but we do not use these non-Moody's opinions as analytical inputs for determining ratings. See further discussion below in the section on Interacting with the Management of an Issuer.

This information may be supplemented with information generated by MIS or obtained from the market or other third-party sources, including macroeconomic and sector-specific data. MIS uses various third-party vendors to provide data and other information that is used in the credit rating process, covering areas such as utility regulation, chemical prices, commercial real estate prices and rents, and forecasts and analysis of a particular country's economic trends. The information used in assigning credit ratings in any individual sector is discussed in that sector's credit rating methodology.

We also use third-party vendors to assist with data entry-related activities. In addition, third-party vendors are sometimes used to assist in developing analytical software used in monitoring and analyzing credits. Generally, these vendors enter into service agreements with MIS containing confidentiality provisions and other undertakings to safeguard non-public information that MIS may provide to them in the course of their work.

Before relying on data provided by an Issuer or its agent for purposes of assigning credit ratings, MIS generally will investigate and obtain reasonable verification of key factual elements using an independent source, including by comparison to other information that comes from sources that are independent of the Issuer.

MIS has adopted reasonable measures to ensure the information it uses in assigning a credit rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance obtain independent verification or validation of information received in the rating process.

c. Interacting with the Management of an Issuer

When interacting with Issuers, it is the Lead Analyst's responsibility to gather analytical information in a thorough and comprehensive way. Analysts are encouraged to have frank discussions with Issuers, or their agents or representatives, about their ratings, including credit strengths and weaknesses and trends in their industries. As Lead Analysts pursue relevant lines of inquiry and explain to the Issuer why the information is relevant and how it is to be used, they also cite our confidentiality policies (see references to policies in Exhibit 3).

In most jurisdictions, Issuers historically have been able, but not obliged, to provide to credit rating agencies nonpublic information, such as strategic and financial plans and projections, legal documents, priority of claims and collateral characteristics. Issuers may choose to discuss topics that are confidential in nature, or to provide documents that are not public but contain important insight into the Issuer's strategic and financial plans and goals. This information is incorporated into the Issuer's rating as applicable, even though the information itself is held in confidence. To the extent that the information provides MIS with a deeper understanding of an Issuer's strategies and plans, it also helps to set the context for evaluating changes that may occur in the future and may have an impact on the creditworthiness of the Issuer and other members of an industry.

While MIS invites Issuers to participate in the credit rating process for all published credit ratings, ultimately, each Issuer determines the degree to which it shares information beyond what generally is available to the public. It has been our experience that Issuers generally welcome the opportunity to discuss their organizations, companies or transactions with us.

Most Issuers operate in good faith and provide reliable information to the securities markets and to MIS, and we rely on Issuers and their agents to do so. Nevertheless, our analysts seek to exercise skepticism with respect to an Issuer's claims and use available sources to investigate and obtain independent verification of such information. If we believe we have inadequate information to provide an informed credit rating to the market, we will exercise our editorial discretion and decline to assign a credit rating, or, if we already have a credit rating outstanding, withdraw that credit rating (see below for a discussion of our credit rating withdrawal policy). On occasion, Issuers have chosen not to participate in the credit rating process, and therefore the information used to develop the credit rating generally is limited to publicly available information. In such cases we identify those Issuers in accordance with the MIS Policy for Designating Non-Participating Rated Entities (see the section below on Unsolicited Credit Ratings). In accordance with our policies attached below, if applicable, we will designate a credit rating as "non-participating" or "unsolicited" in the credit rating announcement.

As discussed in Exhibits 6 and 7, MIS recognizes that the "issuer pays" model creates a potential conflict of interest that must be effectively managed. One important measure we have adopted in this regard is to prohibit analysts from discussing fees or payment matters with Issuers or their agents. Such matters are handled by a separate group within MIS (the Commercial Group), whose personnel do not have any involvement in determining or monitoring credit ratings or developing or approving credit rating methodologies.

d. Rating Committee Process

Once information has been gathered, the Lead Analyst will analyze the Issuer or obligation and apply the relevant MIS credit rating methodologies, which may include consideration of both quantitative and qualitative factors (discussed in greater detail below). The Lead Analyst will formulate his or her recommendation for consideration by a rating committee.

Rating committees are a critical mechanism in promoting the quality, consistency and integrity of our credit rating process. As stated in provision 1.4 of the MIS Code, MIS's credit ratings are determined only through rating committees, by a majority vote of the rating committee's members, and not by any individual analyst. The composition of a rating committee varies based on the nature and complexity of the credit rating being assigned or monitored, but typically includes the following: the Rating Committee Chair, who acts as the moderator of the committee; the Lead Analyst, who presents his or her recommendation and the analysis supporting it; and other participants, including senior-level personnel, specialists or support analysts, as deemed appropriate.

The Rating Committee Chair encourages broad-based participation from all rating committee members, regardless of seniority, and the expression of dissenting views. The Rating Committee Chair also determines if committee attendees possess sufficient depth and breadth of expertise to allow the rating committee to be properly constituted.

At the conclusion of rating committee discussions, the Lead Analyst makes a rating recommendation. All rating committee participants eligible to vote are expected to vote and each voting member is entitled to one vote, with all votes carrying equal weight. Voting begins with the Lead Analyst, and votes are then solicited from other rating committee participants. The Rating Committee Chair has the authority to suspend the proceedings if he or she believes that the rating committee would benefit from further discussion, additional information, or broader participation used to make the credit decision before concluding. Rating committee composition, deliberations and voting results are kept confidential and limited to MIS employees.

e. Informing the Issuer of the Credit Rating Outcome and Disseminating the Credit Rating Announcements

Once a rating committee reaches a decision and the appropriate external communications have been drafted regarding a credit rating action, the Lead Analyst typically contacts the Issuer or its designated agent to inform them of the credit rating. In so doing, the Lead Analyst explains the rationale for the credit rating and the key factors which the rating committee considered in arriving at its opinion. Prior to public release of the credit rating, MIS communicates its credit rating decision only to the Issuer and/or its designated agent. Pursuant to provision 3.8 of the MIS Code, where feasible and appropriate, MIS also may provide the Issuer or its agent with a draft of the credit rating announcement so that they can review the draft to verify that it does not contain any inaccurate or non-public information. The Issuer may agree or disagree with the credit rating outcome, but if the credit rating opinion relates to an existing published credit rating, the opinion will be made public unless the Issuer or its designated agent provides us with relevant new information justifying reconsideration of the rating decision (see discussion below regarding Credit Rating Appeals). If MIS is not able to inform the Issuer or its agent of a credit rating prior to publication, MIS will inform them as soon as practicable after publication, and generally will explain the reason for the delay.

All public credit ratings are available free of charge, generally through press releases and on issuer landing pages on our website, www.moodys.com.

In the European Union and South Africa, prior to the public dissemination of a credit rating, the Lead Analyst or his or her designee is required to inform the Issuer or its agent of the credit rating and the principal grounds on which the credit rating is based. The notification shall take place during working hours in the time zone where the Issuer or its agent is located, and at least one full working day must elapse in the country where the Issuer or its agent is domiciled before the publication takes place. During this time period the Issuer or its agent is provided with the opportunity to review the draft credit rating announcement and draw MIS's attention to factual errors and inadvertent disclosure of confidential information. If the Issuer or its agent does not respond within the full working day after the notification, the Lead Analyst, or his or her designee, may then release the credit rating announcement; if MIS receives a written response from the Issuer or its agent to proceed before the full working day has expired, MIS still must wait for one full working day to elapse before MIS can release and publish the credit rating announcement.

f. Credit Rating Appeals

Appeals of credit rating decisions are rare. However, where appropriate, MIS will delay the publication of a credit rating action in order to assess the relevance of new material information that has been received from the Issuer or its agent. If the Lead Analyst and Rating Committee Chair believe the new information may reasonably lead the rating committee to reconsider the credit rating conclusion, the rating committee will be reconvened to consider the impact of the information on the credit rating. This process, known as an external appeal, is available only where the Issuer can provide MIS, within a limited timeframe, with material information not previously available or considered that MIS believes is relevant to its credit assessment. MIS believes that the appeal process is an important part of our ability to provide timely and well-informed credit ratings. Appeals from Issuers should be distinguished from MIS's internal appeal process (described in the next paragraph), in which a member of the rating committee or certain other MIS employees can request a reconsideration of the rating committee decision.

MIS's internal appeal process provides that, before the credit rating outcome is disseminated to the public, a member of the rating committee or certain other MIS employees (such as a managing director or a credit officer) can formally lodge an "internal appeal" of the committee's decision. If an internal appeal is granted, a new rating committee will be formed to consider the appeal.

g. Monitoring of Credit Ratings

Pursuant to Provision 1.9 of the MIS Code, with the exception of those credit ratings which are clearly identified as point-in-time ratings, once a credit rating has been published MIS will monitor that credit rating, as deemed appropriate, on an ongoing basis and will modify the credit rating as necessary in response to changes in our opinion of the creditworthiness of the Issuer or issue. All monitored credit ratings are reviewed at least once every twelve months, with the exception of Sovereign credit ratings, which are reviewed at least every six months.

MIS generally utilizes the same credit rating methodologies to monitor credit ratings as it uses to assign initial credit ratings. [1] In monitoring credit ratings, analysts may review public information as well as non-public information provided by the Issuer or its agent through periodic meetings or other means. For comments on use of such information, please refer to Section b above.

When credit rating methodologies (including credit rating models and credit rating scorecards) are revised, the updated credit rating methodology is applied to all credit ratings. Credit ratings likely to be affected by the credit rating methodology change are either changed concurrently with the credit rating methodology change announcement or are placed on review. The reviews are generally completed within six months of the announcement of the updated credit rating methodology.

MIS also utilizes a variety of monitoring processes. One such monitoring process is the portfolio review which many rating groups undertake on an annual basis to review the currency and consistency of credit ratings within a peer group. Portfolio reviews also offer a means of identifying common credit trends and assessing their potential credit rating implications, as well as promoting consistency in our credit analysis. In conducting a portfolio review, a senior-level group from both within and outside of a given industry rating team assesses the credit quality of all MIS-rated Issuers constituting an industry sector or sub-sector in a region. Where the portfolio review concludes that individual credit ratings may not be appropriately positioned, those credit ratings will be promptly referred to a rating committee.

In structured finance, monitoring is performed either by Lead Analysts of the applicable primary rating group or by dedicated monitoring analysts. MIS has dedicated analytical staff for monitoring the performance of existing transactions in certain asset types, such as commercial mortgage and collateralized debt obligation transactions.

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[1] Models or criteria may vary between initial rating assignments and surveillance to the extent that different credit-relevant information may be available at different points in the life of a security or issuer. For example, delinquency data may only exist with the passage of time and so may only be relevant for surveillance - and not for the assignment of initial ratings. Threshold criteria for a rating can also vary somewhat between new and seasoned transactions because the remaining period over which risks can be realized may shorten and the level of uncertainty generally diminishes over time with seasoning.

Monitoring includes qualitative approaches as well as quantitative approaches, such as filtering tools that allow the monitoring staff to compare actual deal performance (assets and/or liabilities) against the performance expected at the time of review. MIS has published a number of methodology reports describing our monitoring approaches for specific structured finance asset classes.

Our U.S. public finance rating group has a team of monitoring analysts dedicated to the systematic monitoring of local government credit ratings. As in sectors outside of local governments, we use technology and quantitative methods to assist the analysts in identifying Issuers whose credit profiles may no longer be consistent with their current credit ratings and outlooks. We track a number of indicative variables covering local economic conditions, demographics, and fiscal balances. This quantitative analysis helps identify credit ratings that merit a more intensive review, which may take the form of a rating committee and could lead to a credit rating or outlook change. MIS has published a report that outlines the framework used to assess the impact of macro-level trends on U.S. local government ratings. In U.S. public finance, surveillance tools may use threshold filtering to assist in identifying ratings that require additional review based on performance.

h. Withdrawal of Credit Ratings

If MIS believes we have inadequate information to provide an informed credit rating to the market, we will exercise our editorial discretion and will either refrain from assigning a credit rating or withdraw an outstanding credit rating. In addition, MIS may withdraw a credit rating under other limited circumstances, including: if the Issuer defaults, enters bankruptcy, is liquidated or restructures its debt; if the Issuer becomes the subject of a corporate reorganization; when the credit rating methodology used to assign the credit rating is no longer applicable due to a reduction in the size of the collateral pool; when the rated obligation is no longer outstanding or, in certain cases, its principal balance is fully written down to zero because of credit loss recognitions; or for business reasons unrelated to these situations. For additional detail, see:

» Policy for Withdrawal of Credit Ratings, February 6, 2017

i. Unsolicited Credit Ratings

Unsolicited credit ratings are classified based on whether they were provided by an MIS credit rating affiliate in the EU, an MIS credit rating affiliate in Japan, or an MIS credit rating affiliate elsewhere in the world. The processes by which such determinations are made in these jurisdictions, as well as the manner in which the unsolicited nature of such ratings are disclosed in these jurisdictions, are set forth in the Policy for Designating and Assigning Unsolicited Ratings outside Argentina, Bolivia, European Union, Japan and Mexico, the Policy for Designating and Assigning Unsolicited Credit Ratings in the European Union, and the Policy for Designating and Assigning Unsolicited Credit Ratings in Japan, respectively.

In the U.S. and other jurisdictions outside Argentina, Bolivia and Mexico where unsolicited ratings are prohibited, MIS would consider issuing an Unsolicited Credit Rating when, among other things:
» The Unsolicited Credit Rating would provide an informational benefit to market participants; or,
» The amount of the total debt or debt-like obligations issued is significant; or,

» The type of security or the issuer is new to the market; or,

» The Credit Rating is analytically relevant for other analysis that MIS provides to the market.

MIS's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating.

Other aspects of the credit rating process described above are applicable to both unsolicited credit ratings and solicited credit ratings. For additional detail, see:

» Policy for Designating and Assigning Unsolicited Credit Ratings Outside Argentina, Bolivia, European Union, Japan and Mexico, December 5, 2016

» Policy for Designating and Assigning Unsolicited Credit Ratings in the European Union, December 5, 2016

» Policy for Designating Non-Participating Rated Entities, December 5, 2016

» Policy for Designating and Assigning Unsolicited Credit Ratings in Japan, September 6, 2016

2. Credit Rating Methodologies and Models

Provision 1.3 of the MIS Code provides that in assessing an Issuer's or obligation's creditworthiness, analysts will use MIS's published methodologies, where appropriate, and will apply a given methodology in a consistent manner, as determined by MIS. MIS has established two groups responsible for credit rating methodologies, credit rating models and credit rating scorecards: the Methodology Development Group (MDG) and the Methodology Review Group (MRG). MDG is responsible for methodology development and delivery across MIS. MDG also includes a dedicated Rating Model Group focused on the development and maintenance of all credit rating models and credit rating scorecards used in the credit rating process. MRG's responsibilities are to approve new and revised credit rating methodologies, review specifications of MIS credit rating models for consistency with published methodologies, review the appropriateness of existing methodologies on an annual basis, and review credit rating actions, on a sampled basis, to evaluate the application of published methodologies. In addition to MRG, credit rating methodologies must also be approved by the MIS Board of Directors.

MIS's methodological approaches to determining credit ratings encompass an evaluation of both qualitative and quantitative factors. Many of these credit rating methodologies include references to quantitative tools and "models," which are analytical tools used to infer the implications of sets of assumptions in a consistent, rigorous manner. Since every model contains simplifying assumptions and, by construction, may exclude many credit- relevant factors, individual rating committees rely on models as tools to varying degrees, depending on the facts and circumstances in the sector and of the particular Issuer. Current versions of MIS credit rating methodologies, which are updated periodically, along with descriptions of models (if any) they employ can be found on our website via the web address: http://www.moodys.com/researchandratings/methodology/003006001/rating-methodologies/methodology/003006001/4294966628/4294966848/0/0/-/0/-/-/en/global/rr

Some quantitative tools used in the structured finance sector are relatively quantitative in nature in that they attempt to model collateral loss probability distributions under various simplifying assumptions, cash flow allocations under each of the potential collateral loss scenarios, and, together, derive mathematically expected loss rates on various securities. Other quantitative tools, in particular many of those used within the fundamental sectors, are relatively qualitative in nature, embedding financial ratio credit scores and judgment in scorecards that serve as guides for discussion in rating committees and bear a somewhat imprecise relationship to actual credit rating outcomes. However, credit rating methodologies suggest quantitative and qualitative information for consideration as inputs to rating committee deliberations.

The following paragraphs provide a high-level description of the qualitative and quantitative factors that are broadly considered relevant in each of the sectors for which MIS is registered as an NRSRO. These descriptions should not be considered exhaustive or mandatory for each credit rating published in the individual sectors. Furthermore, not all of the enumerated factors will be deemed relevant by an individual rating committee, and within individual sub- sectors additional factors may also be considered. Credit rating methodologies include additional factors that might be considered relevant by a rating committee when issuing a credit rating in a given sector.

a. Financial Institutions, Brokers or Dealers

Relevant qualitative factors may include: management quality; key entity risks; the impact of economic and industry outlook on lending policy and criteria; product development; risk measurement and management tools; credit risk review and controls; and/or reach and influence of regulatory authorities. MIS also considers the likelihood and quality of external forms of support including parental support and, for banks and certain other systemically important financial institutions, government support. Relevant quantitative factors may include: profitability; portfolio diversification by geography, region, industry, product, and portfolio granularity; actual amount of non-performing loans; loan-loss provisioning requirements; loan-loss coverage levels; actual losses; loss expectancy and recent trends; type and impact of relevant portfolio stress tests (e.g., potential increases in interest rates or unemployment rates); loan-to-value ("LTV") overview by valuation at inception and LTV limits in the case of property lending; overview of off-balance sheet risks; projected business growth; capital ratios (Core Equity Tier 1, tangible common equity) and trends; composition of risk-weighted assets (e.g., 20% risk weight, 50% risk weight, etc.); and/or quality of capital by type (e.g., Tier 1, Tier 2, etc.), instrument (e.g., subordinated debt, hybrid, innovative / non-innovative, etc.) and currency.

b. Insurance Companies

Relevant qualitative factors are tailored to the specific type of insurer (e.g., life, property/casualty, mortgage, financial guaranty, etc.) and may include: strategy, market position, brand and distribution; product focus; ease of access to capital; management quality, governance and risk management; accounting policy and disclosure; and/or the sovereign and regulatory environment.

Relevant quantitative factors are also specific to the type of insurer and may include: portfolio diversification (by geography, product/risk type, and distribution channel); asset quality (as reflected by, for example, the proportion of high risk investments and reinsurance assets); capital adequacy (as measured by capital ratios appropriate for the type of insurer and including estimates of catastrophe risk); profitability (as reflected by, for example, returns on equity, loss and expense ratios, and earnings volatility); financial flexibility (as indicated by coverage and leverage ratios); reserve adequacy (as implied by ratio analysis and actuarial analysis); and/or liquidity risk (assessing asset and liability matching).

c. Corporate Issuers

Relevant qualitative factors may include: industry sector(s); key markets; market position(s); business mix; geographical diversity; business strategy; size of company; barriers to entry; competitive advantages; growth opportunities; financial policy; management quality; risk management; capital structure and structural considerations; liquidity and debt maturity analysis; analysis of salient features of the security; legal structure; ownership considerations; corporate governance; and the sovereign and regulatory environment.

Relevant quantitative factors may include: level of sales or assets; growth rates; profitability ratios; leverage ratios; coverage ratios; capitalization ratios; cash flow ratios; liquidity measures; industry specific key indicator ratios; off-balance sheet adjustments; working capital management indicators; capital expenditure levels (both maintenance and development); extraordinary/exceptional items; and/or financing flows, including dividends, foreign currency exposure and accounting effects.

d. Issuers of Asset-Backed Securities

Qualitative factors typically include an assessment of the originator's policies and practices, including analysis of the performance of its previously originated loans, and of its business strategy and underwriting practices, quality control and auditing, financial strength, management strength, and governance and regulatory oversight.

For certain ABS transactions the originator assessment may be formalized into a score which is used to compare originators of the same type of products across various markets.

The strengths and weaknesses identified in the originator assessment are incorporated into the quantitative assumptions regarding future asset performance. Weakness in one or more components of an originator assessment may lead to a higher credit enhancement for a given target rating or to a lower assigned rating for a given enhancement level than what the quantitative analysis would otherwise suggest. Weak originator assessment or significant concerns in a particular aspect of the originator assessment may also impact the maximum achievable rating on a transaction.

Other relevant qualitative factors may include: geographical location of assets; details of the relevant insolvency regime; bankruptcy remoteness of the special purpose entity; integrity of the legal structure; adequacy of servicing asset management employed; presence or absence of third party guarantors; credit quality characteristics of underlying assets; and/or credit factors relevant for the industry sector.

Relevant quantitative factors may include: level of over-collateralization; quantity of excess spread on assets; size and structure of tranching of the bonds; interest rates; value of the reserve fund; availability, amount and details of liquidity; degree and level of amortization of the debt and payment priority; economic analyses; and/or historical performance of the relevant asset class for the sponsor and the sector.

In providing credit ratings for long-term and short-term securities backed by an asset-backed pool or as part of any asset-backed or mortgage-backed securities transaction, MIS forms an opinion on a specific transaction by analyzing its legal structure and sources of credit protection, as well as the credit risk characteristics of the collateral pool backing the securitization. To evaluate the risk characteristics of the underlying collateral pool, MIS considers data from a wide variety of public sources and information provided by the securitization's sponsor. MIS's credit opinion is based on its own independent analysis.

    e.   <u>Issuers of Government Securities, Municipal Securities or Securities Issued by a Foreign Government</u>

Relevant qualitative factors may include: willingness to pay public debt (track record, political tolerance for public defaults); tax tolerance; political dynamics and institutional stability; government structure; quality of financial management (budgetary, capital and strategic planning, timely implementation of strategies in response to changing circumstances); institutional and public policy frameworks; track record in relation to social and political stability; all forms of solidarities (inter-generational, central government-local governments, central government-publicly owned enterprises and local governments-local government enterprises); assessment of political commitments (fiscal adjustment, price stability); and/or potential social tensions.

Relevant quantitative factors may include: factors reflecting the economic base (structure of the economy, investment rate, saving rate, GDP, GDP per capita, percentage change in real GDP, inflation record, openness of the economy, trends of personal income and wealth, employment growth, unemployment rate and diversity of economic activity by industry); demographic trends (such as population growth, age distribution, and geographic concentration); financial operations (such as revenue structure, growth and diversity, expense structure, including fixed cost trends, trend of budget surplus or deficit, size and liquidity of financial reserves); and/or factors that help assess the sustainability of public debt (such as stock of general government debt, off-balance sheet liabilities, debt of overlapping governments paid from the same base, future liabilities such as pension and healthcare costs, composition of the debt in terms of currency, maturity, interest-rate sensitivity, size of assets that can be mobilized to repay the debt nature of public spending and degree of leverage relative to tax base or resource base).

For U.S. municipal securities issued by entities that operate in competitive markets, such as hospitals, universities, and airports, additional factors may include the Issuer's market share, pricing power within its market, degree of governmental support, and quality of management and governance.

Moody's
INVESTORS SERVICE



Code of Professional Conduct

December 5, 2016

Index

Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Investors Service ("**MIS**") provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, MIS helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower, or when purchasing an issuer's debt or debt-like securities.[1] MIS makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

In order to enhance market understanding and confidence in MIS's credit ratings, MIS has adopted this Code of Professional Conduct (the "**MIS Code**" or this "**Code**"). Through this Code, MIS seeks to protect the quality and integrity of the rating process, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use MIS ratings effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

» rating methodologies;
» rating policies; and
» overall track record.

This Code, as well as the policies referenced, are accessible on MIS's public website(s).[2]

All references to MIS's public website(s) include www.moodys.com as well as MIS's regional websites such as www.moodys.com.br, as applicable.

The MIS Code is organized into five sections:[3]

» The Quality and Integrity of the Rating Process;
» Independence and Avoidance and/or Management of Conflicts of Interest;
» Responsibilities to the Investing Public and Issuers;
» Governance, Risk Management and Training; and
» Enforcement and Disclosure of the MIS Code and Communications with Market Participants.

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1. "Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts."

2. Although, in the interest of transparency, we have posted this Code and other related policies on MIS's public website(s), MIS does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The MIS Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. MIS also retains complete discretion to revise this Code at any time to reflect changes in MIS ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

3. The MIS Code has been structured in this manner in order to track the IOSCO Code as closely as possible.

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1. The **International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code")** is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors and other market participants. MIS has publicly endorsed the IOSCO Code.

2. The **International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles")** is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. MIS has publicly endorsed the IOSCO Principles.

3. The **Moody's Corporation Code of Business Conduct ("MCO Code")** is the code of conduct adopted by Moody's Corporation ("**MCO**").

4. The **Moody's Investors Service Code of Professional Conduct** ("**MIS Code**" or the "**Code**") is the code of conduct for MIS. The MIS Code governs the conduct of MIS, all MIS Employees and those MCO Employees who support the ratings process.

5. **Rating Symbols and Definitions** is a reference guide that sets out definitions of the rating symbols and rating scales used by MIS.

6. **Securities Trading Policy** is the Moody's Corporation Policy for Securities Trading.

Employee Types

1. An **Analyst** is any MIS Employee assigned to a ratings team with the title of Associate, Analyst or higher whose function is to a) assign or monitor Credit Ratings and, if applicable the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Credit Ratings process or (2) supports the Credit Rating process solely through administrative tasks, such as entering information into internal systems.

2. The **DCO** is the individual designated by MIS as a Designated Compliance Officer.

3. An **Employee** is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4. **Management** or **Managers** are those employees who have personnel management responsibilities.

5. The term **MIS Employee** means any full-time or part-time employee of MIS.

6. **Rating Personnel** includes Analysts as well as any other MIS Employees who have an analytical role involving the development, review or approval of procedures, methodologies or models used in providing Rating Services.

Organizational Structure

1. The **Commercial Group** is **the MIS department that** is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities.

2. The **Compliance Department** is the department that is responsible for assessing MIS's and its Employees' compliance with the policies and procedures described in this Code.
The **Credit Strategy and Standards Group ("CSS")** comprises several functions: the Methodology Development Group ("MDG"), which includes the Rating Model Group, the Methodology Framework Group, Default & Ratings Analytics and CSS Tech; the Methodology Review Group ("MRG") which includes the Model Specifications Specialists Team; Ratings and Process Oversight Group ("RPO"); and Strategy & Research ("S&R"). Each function currently report to the MIS CCO.

3. **MCO** refers to Moody's Corporation and its majority-owned affiliates.
4. **MIS** refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.
5. The **MIS Board of Directors** ("**MIS Board**") refers to the board of directors of Moody's Investors Service, Inc.

Services and Products

1. **Ancillary Services** are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.
2. A **Credit Rating** is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section II below.)
3. A **Credit Rating Action** is any one of the items below:
    i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Anticipated/Subsequent Credit Ratings;
    ii. a change in a Credit Rating (i.e., upgrade or downgrade);
    iii. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);
    iv. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;
    v.   an Affirmation of a Credit Rating; and
    vi. a Withdrawal of a Credit Rating.
4. A **Credit Rating Announcement** is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action related to public Credit Ratings on moodys.com that is not accompanied by a Credit Rating Announcement.
5. **Credit Rating Services** are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.
6. **The Disclosure Form** is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.
7. **Non-Participating Credit Ratings** are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) MIS's offer to participate in the rating process on a going-forward basis.
8. **Other Permissible Services** are those products and services identified in MIS's Rating Symbols and Definitions, which are not   Credit Rating Services or Ancillary Services.
9. **Rating Services** means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.
10. **Unsolicited Credit Ratings**
    a. **Global [except Argentina, Bolivia, the EU, Japan and Mexico]**: An Unsolicited Credit Rating is a Credit Rating which is initiated by MIS and not requested by the Rated Entity and/or its Agents.
    b. **The EU:** Unsolicited Credit Ratings are those Credit Ratings not initiated or not maintained at the request of the Rated Entity and/or its Agents.

c. J**apan (applicable to both MJKK and MSFJ):** Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity and/or its Agents. A solicited rating needs to meet the two elements:

    i. it has to be issued upon request from the Issuer and/or its Agents; and

    ii. the request has to remain valid at the time of providing or publishing such rating.

The existence of the effective contract agreement is the key to distinguish between "unsolicited" and "solicited."

d. **Argentina, Bolivia and Mexico:** Unsolicited Credit Ratings are not permitted as a signed rating services contract must be in place in order to initiate a rating relationship..

Other

1. An **Agent** is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.
2. **EU** means the European Union.
3. A **Family Member** is any of the following:

    a. an Employee's spouse or domestic partner;

    b. a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

    c. an Employee's minor or dependent children;

    d. any other relative sharing the same household as an Employee;

    e. any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

    f. any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

        i. whose managerial responsibilities are discharged by,

        ii. that is set up for the benefit of,

        iii. that is directly or indirectly controlled by, or

        iv. whose economic interests are substantially equivalent to the Employee or any Family Member.

4. **Fee Discussions** are any negotiations about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those negotiations.
5. **Form NRSRO** is the application filed by MIS with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO).
6. An **Issuer** is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer.
7. **Issuer Confidential Information** is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

    a. information that is publicly known;

    b. information available to MIS on a non-confidential basis prior to disclosure by the Issuer, its affiliates or its Agents;

    c. information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

    d. information developed independently by MIS;

e. information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

f. information that is approved for public disclosure in writing by the Issuer, its affiliates or its Agents.

8. **Non-Public Information** is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

9. The terms **Own, Owning and Ownership** refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in
trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10. **Rated Entity**(**ies**) means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

11. **Restricted List** is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12. **Security(ies)** is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

13. The term **Trade** (Including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

II. What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by MIS from sources believed by MIS to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. MIS relies on Issuers and their Agents to provide information that is true, accurate, timely, complete and not misleading.

MIS adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources MIS considers to be reliable, including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Thus, in assigning a Credit Rating, MIS is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related MIS publication.

In the rating process, MIS maintains independence in its relationships with Issuers, investors, and other interested entities. MIS does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does MIS act as an advisor to the Issuers it rates. MIS may comment on the potential credit implications of proposed structural elements of a security, but MIS does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, MIS retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. MIS reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review in accordance with MIS policies and procedures. MIS editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

III. The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, MIS will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. QUALITY OF THE RATING PROCESS

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to MIS's established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 MIS will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG will be responsible for monitoring the appropriateness and completeness of rating methodologies and procedures, and for the initial approval of significant changes to MIS's rating methodologies and procedures. The MIS Board must approve new or materially changed methodologies before their use.

1.3 In assessing an Issuer's or obligation's creditworthiness, Analysts will use MIS's published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by MIS.

1.4 Credit Ratings will be determined by rating committees and not by any individual Analyst. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, MIS will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

    a. Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents, and to bring material changes to the rating committee's attention. Credit Ratings that are:

    » assigned to securities that are issued over time pursuant to programs, series or categories of debt that are subject to an existing Credit Rating, or

    » based on the pass-through of a primary Rated Entity's Credit Rating,

    derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis. Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

    b. In producing a Credit Rating, MIS will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies. MIS will establish, maintain and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, MIS will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.5 MIS will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. MIS will establish, maintain and enforce policies and controls so that its Employees comply with MIS's record retention policies and with applicable laws governing retention and disposition of records. MIS Employees will familiarize themselves with MIS's record retention policies, and periodically certify their compliance with such policies.

1.6 MIS and its Analysts will establish, maintain and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7 MIS will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MIS will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MIS adopts all necessary measures so that the information it uses in assigning a Rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, MIS will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MIS will require the relevant functions within CSS to:

1.7.1 review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MIS has rated;

1.7.2 at least once every twelve months, MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MIS uses; and

1.7.3 assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when MIS determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8 MIS will organize its rating committees to promote continuity and avoid bias in the rating process.

B. MONITORING AND UPDATING

1.9 MIS will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, MIS will:

a. at least once in any twelve month period,[4] review the creditworthiness of the Issuer or other relevant entity or obligation;

b. initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

c. update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a. or b. above. In addition, upon adoption of a new or revised rating methodology, MIS will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, MIS will leverage available information and expertise in the monitoring process. MIS will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10 Where MIS uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. MIS will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11 MIS will establish, maintain and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

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4   The frequency of review may be shorter in certain jurisdictions.

1.12 MIS Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the MIS Code is inconsistent with applicable laws and regulations in a jurisdiction in which MIS operates, then that provision in the MIS Code will not apply in that jurisdiction to the extent of the inconsistency.

1.13 MIS and its Employees will deal fairly and honestly with Issuers, Rated Entities, investors, other market participants, and the public.

1.14 MIS will hold its Employees to high standards of integrity. MIS will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

1.15 MIS and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude MIS from developing preliminary feedback in connection with its ratings analysis.

In addition, MIS and its Employees will not make a promise or threat about potential Credit Rating Actions to influence

Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.16 MIS will not:

   a. provide rating advisory services;

   b. act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or

   c. have a financial or controlling interest in an entity rated by MIS or any of its "Credit Rating Affiliates" identified in Item 3 of MIS's Annual Certification of Form NRSRO available on MIS's public website(s).

1.17 MIS Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities or activities of an obligor or Issuer. Consistent with this prohibition, in assessing credit risk, MIS Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

   1. understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

   2. explain to the Issuer, Rated Entity or its Agents the Credit Rating implications of MIS's methodologies as applied to the Issuer or obligation.

1.18 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All MIS Employees outside the EU are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU are encouraged to report such violations. MIS Employees within the EU are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by MIS.

1.19 Management prohibits retaliation by any Employee or by MIS itself against any Employee who, in good faith, reports a possible violation of the law, regulation or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 MIS will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on MIS, an Issuer, Rated Entity, investor or other market participant.

2.2 MIS and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3 The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.4 The Credit Rating MIS assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between MIS (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.5 MIS will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. MIS will disclose on its public website(s) any Ancillary Services and Other Permissible Services it offers. If MIS intends to offer new Other Permissible Services or Ancillary Services, MIS will first consult with the Compliance or Legal Department. MIS will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with MIS's Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with MIS's provision of Ancillary Services and/or Other Permissible Services.

B. PROCEDURES AND POLICIES

2.6 MIS will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Rating.

As more fully described and disclosed in its Annual Certification to Form NRSRO (which is available on MIS's public website), MIS has established policies to address and manage the following conflicts, among others:

a. MIS is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations or money market instruments they issue or underwrite;

b. MIS is paid by obligors to determine Credit Ratings of those obligors;

c. MIS is paid by investors to determine Credit Ratings with respect to securities, obligations or money market instruments;

d. in addition to Credit Ratings, MIS provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by MIS. MIS is paid for these other services by the requesting Issuer or obligor; and

e. MIS may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, MIS's parent company.

2.7 MIS's disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on MIS's public website(s).

2.8 MIS will disclose the general nature of its compensation arrangements with Rated Entities.

a. MIS does not provide consulting services. MIS does not receive from Rated Entities compensation unrelated to its Rating Services. If MIS were to receive from a Rated Entity compensation unrelated to its Rating Services, MIS would disclose the proportion such fees constitute against the fees MIS receives from the Rated Entity for Rating Services.

b. MIS will disclose if it receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber).

2.9 MIS will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with MIS's rating-related activities.

2.10 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to MIS, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.11 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

  a. Analysts will not be compensated or evaluated on the basis of the amount of revenue that MIS derives from Rated Entities:
     i. that the Analyst rates; or
     ii. with which the Analyst regularly interacts; or
     iii. over which the Analyst has approval or oversight responsibility.

  b. MIS will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.12 MIS has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions. or sales and marketing activities, or be influenced by sales and marketing considerations.

Employees in the MIS Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.

2.13 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity or obligation if the Employee:

  a. owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

  b. has a Family Member who owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

  c. has had a recent employment or other significant business relationship with the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

  d. has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

  e. has, or had, any other relationship with the Rated Entity, its affiliates or any of the identified third parties, or any related entity thereof that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

  f. has, or had initiated, or participated in Fee Discussions with the Rated Entity, its affiliates or any of the identified third parties, (excluding accidental receipt of fee information with participation from the MIS Employee and clearance in accordance with the Procedure for Fee Discussion); or

  g. has received gifts or entertainment or cash from the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems unacceptable in accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment.

2.14 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.15 In accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment, MIS maintains prohibitions on soliciting or accepting money, gifts, favors, services or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Rating Personnel are required to obey these prohibitions. In addition, all MIS Employees must comply with the gift provisions in the MCO Code.

2.16 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, MIS will take appropriate steps to mitigate an actual or potential conflict.

2.17 Where an Analyst or any other MIS Employee who participates in determining or monitoring Credit Ratings leaves the employ of MIS and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at MIS, MIS will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, MIS will report to the regulatory authorities those instances where MIS becomes aware within the time period specified by the relevant regulatory authority, that a former MIS Employee has obtained employment with such an entity after his or her employment with MIS.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 MIS will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt and debt-like obligations it rates.

3.2 MIS will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost, and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s).

   a. MIS may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 MIS will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 Upon the request of a Rated Entity and at MIS's sole discretion, MIS may agree to keep a Credit Rating confidential. However, if an Issuer or obligation— including a tranche of a structured finance security — already carries a public Credit Rating from MIS, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 MIS will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.

3.6 For each Credit Rating Action, MIS will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which an MIS credit rating affiliate issuing a rating operates, including but not limited to:

   a. a reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

   b. a summary of the key elements of the rationale underlying the Credit Rating;

   c. a summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

   d. language to indicate which substantially material sources of information were used to prepare the Credit Rating;

   e. a description of the attributes and limitations of the Credit Rating so as to indicate whether MIS considers satisfactory the quality of information available on the Rated Entity and/or debt; and

   f. a reference to the principal methodology (ies) and model(s) used to determine the Credit Rating. MIS will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating

Announcement, MIS will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on MIS's public website(s) where applicable.

3.7 MIS will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by MIS are publicly disclosed in its Rating Symbols and Definitions handbook available on MIS's public website(s).

    a. MIS will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, MIS will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MIS's underlying Credit Rating assumptions.

    b. MIS will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MIS's Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

    c. MIS will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

3.8 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to MIS or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well-informed Credit Rating. MIS will duly evaluate the Rated Entity's response. Where in particular circumstances MIS has not informed the Rated Entity prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9 Where not precluded by specific circumstances, MIS will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify MIS of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where MIS is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, MIS will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of MIS's interactions with Rated Entities, and in accordance with the MIS Policy for Designating Non-Participating Rated Entities, MIS will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, MIS reserves the right at any time to issue Unsolicited Credit Ratings if MIS believes: (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS's policies and procedures on designating Unsolicited Credit Ratings, when a Credit Rating is unsolicited, MIS will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS's policies on Unsolicited Credit Ratings can be accessed on MIS's public website.

3.13 MIS will publicly disclose via press release and posting on MIS's public website(s) any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. MIS will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, MIS will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about MIS's future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF ISSUER CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.15 MIS will:

3.15.1 Establish, maintain and enforce policies and controls to:

   a. Preserve the confidentiality of Issuer Confidential Information;

   b. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and

   c. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

3.15.2 Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless MIS has received permission from the Issuer, its affiliates or its Agents.

3.15.3 Notwithstanding the foregoing, MIS shall not be restricted from:

   a. publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

   b. using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;

   c. disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority; or

   d. disclosing information to third parties with an independent legal right to receive it.

3.16 MIS and its Employees will use Issuer Confidential Information only for purposes related to its Rating Services and will maintain and enforce policies and controls to this effect.

3.17 MIS will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of MIS from fraud, theft, and misuse.

3.18 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members will be prohibited from engaging in transactions in Securities (including derivatives) when the Employee possesses Non-Public Information related to the Issuer of such Securities, or information relating to pending Credit Rating Actions affecting either the Securities or the Issuer of such Securities.

3.19 Employees will familiarize themselves with the Securities Trading Policy, and periodically certify their compliance as required by such policy.

3.20 Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.21 MIS Employees will not share Issuer Confidential Information or Non-Public Information within MIS except as necessary in connection with its business.   MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent such employees are acting as Agents or contractors of MIS with respect to Rating Services, and require such information in order to carry out those duties, and are bound by appropriate confidentiality obligations.

3.22 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.23 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including MIS's internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of MIS except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

C. REFERRING TIPS TO LAW ENFORCEMENT OR REGULATORY AUTHORITIES

3.24 MIS may be required to refer to appropriate law enforcement or regulatory authorities any information that MIS has received from a third party and finds credible that alleges that an Issuer of securities rated by MIS has committed or is committing a violation of law that has not been adjudicated by the relevant court. MIS is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management and Training

4.1 Business management is responsible for the implementation and the enforcement of the MIS Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management Group charged with identifying principal risks across MCO, including within MIS's businesses.

4.3 MIS will adopt and maintain an appropriate continuing education program for Analysts and will establish, maintain and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. MIS will designate one or more appropriate Employees to implement and oversee the continuing education program, The Compliance Department will be responsible for periodic training in connection with the MCO Code and the MIS Code, as well as other relevant Compliance policies, including those relating to securities trading and protection of confidential information and/or Non-Public Information. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, MIS has made certain modifications to more closely align this Code with MIS's business model and practices, as well as the laws adopted by various regulators globally. Such modifications will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any material deviations that may exist between the MIS Code and the IOSCO Code.

5.2 With respect to the subjective standards that are incorporated in this Code, MIS will use its good faith efforts in implementing such standards.

5.3 MIS will publish in a prominent position on its public website(s) links to (1) the MIS Code; (2) a general description of the methodologies MIS uses in assigning Credit Ratings; (3) information about MIS's historic Credit Rating(s) performance; and (4) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of MIS's Credit Rating activities. Neither MIS's DCOs, nor any other Employee within the Compliance Department, may: (1) perform Credit Ratings; (2) participate in the development of ratings methodologies or models; (3) perform sales and marketing functions; or (4) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the MIS Code and its requirements upon commencement of their employment by MIS and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

    5.4.1 Compensation of the DCOs will not be linked to MIS's financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department.

    5.4.2 On an annual basis the Compliance Department will review MIS's compliance during the prior calendar year with MIS's policies and procedures that relate to ratings-related activities, including any material changes to the MIS Code, the MCO Code and MIS's conflict of interest policies, and prepare a confidential, annual compliance report. Where required by law such annual compliance report also will address MIS's compliance with relevant securities laws.

5.5 The MIS Board of Directors oversees MIS's policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices,

5.6 MIS will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Policy for the Receipt, Review and Retention of External Complaints. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

Appendices

MIS Employees are required to adhere to the Global MIS Code and those country specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the MIS Code while in other cases they augment what is in the MIS Code. As a result, Employees may need to cross reference the MIS Code in order to apply the country-specific provisions contained in these appendices.

All references to MIS in the MIS Code are references to all MIS entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document, In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.

Appendix A – MIS Canada

Moody's Canada Inc. ("MIS Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The MIS Code along with this "Appendix A -- MIS Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25-101 for MIS Canada and govern the conduct of MIS Canada and all MIS Canada Employees in performing Credit Rating activities.

The provisions of the MIS Code and this Appendix A describing MIS Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing MIS Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.7
    a. MIS will require the applicable function within CSS to comply with provisions 1.7.1 through 1.7.3 and to report regularly to the MIS Board of Directors regarding the reviews or assessments referred to in provisions 1.7.1 through 1.7.3.

1.8   MIS Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. MONITORING AND UPDATING

1.9
    d. If there is a major change in a Credit Rating methodology, model or key rating assumption, MIS Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. MIS Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. GOVERNANCE AND INTERNAL CONTROLS

1.20   The MIS Board of Directors will be responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board of Directors will monitor the following:
    a. the development of credit rating policy and methodologies used by MIS Canada in its Credit Rating activities;
    b. the effectiveness of MIS Canada's internal control system in relation to Credit Rating activities;
    c. the effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and
    d. MIS Canada's compliance and governance processes, including the performance of MRG.

1.21   MIS Canada will not issue a Credit Rating unless a majority of the MIS Board of Directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee MIS Canada's business activities. At least one independent member and one other board member of the MIS Board of Directors will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.22   MIS Canada will not issue a Credit Rating if a member of the MIS Board of Directors participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.23   MIS will not compensate an independent member of the MIS Board of Directors in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of MIS Canada or its affiliates. MIS will only compensate directors in a manner that preserves the directors' independence.

1.24   MIS Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. MIS Canada will implement and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.25 MIS Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.26 MIS Canada will not outsource activities to entities outside of MCO and its related entities if MIS Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over MIS Canada to conduct compliance reviews of MIS Canada's compliance with securities legislation or the MIS Code. MIS Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

   a. MIS Canada will not rate an Issuer that is linked to MIS Canada by control.

2.5

   a. MIS Canada will disclose on MIS's public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

B. PROCEDURES AND POLICIES

2.8

   b. If MIS receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber), MIS Canada will disclose this fact and the identity of the particular Issuer, originator, arranger or subscriber.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.18 MIS Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or Related Third Party of the Rated Entity. MIS Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.7

   d. MIS Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

   e. MIS Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. MIS Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

   f. MIS Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its Related Third Party and amended following that disclosure before being issued.

5. Enforcement and Disclosure of the MIS Canada Code and Communication with Market Participants

5.7   MIS Canada will not waive any provisions of the MIS Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to MIS Canada, then an officer of MIS Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

Appendix B – MIS Hong Kong

Moody's Investors Service Hong Kong Limited ("MISHK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- MIS Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The MIS Code and Appendix B govern the conduct of MISHK, its Directors, all MISHK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MISHK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the MIS Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MISHK. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MISHK's board of directors.

3. **Licensed Representative** is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for MISHK to which he/she accredited.

4. **Responsible Officer** ("**RO**") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise MISHK's Provision of Credit Rating Services.

5. **Licensed Persons** means Licensed Representatives and RO.

6. **Providing Credit Rating Services** means:

    a. preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b. preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

        i.   preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

        ii. gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7. The **SFC CRA Code** refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.

8. The **SFO** refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE R ATING PROCESS

> 1.4.1   MISHK will document reporting lines and allocate functions and responsibilities.

1.7   MISHK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MISHK will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MISHK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. MISHK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if MISHK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, MISHK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MISHK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MISHK currently rates;

> 1.7.1   at least once every twelve months, MRG will review: (a) the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MISHK uses; and (b) the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. MISHK will take appropriate measures to address any deficiencies identified during the course of any such review. and

> 1.7.2   assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when MISHK determines that the risk characteristics of the assets underlying a structured finance product change materially. MISHK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether MISHK can determine a credible Credit Rating.

1.8

> a.   Where practicable, in view of MISHK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by MISHK.

B. MONITORING AND UPDATING

1.9.1 MISHK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. MISHK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

1.11

> a.   Where a Credit Rating is made available to the public, MISHK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. INTEGRITY OF THE RATING PROCESS

1.18

    a. All MISHK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the MISHK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.5

    a. MISHK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. MISHK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. MISHK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with MISHK's Credit Rating business.

    b. MISHK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. PROCEDURES AND POLICIES

2.8 MISHK will disclose the general nature of its compensation arrangements with Rated Entities.

    a. MISHK does not provide consulting services. MISHK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If MISHK or MIS were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, MISHK would disclose the proportion such fees constitute against the total fees MISHK or MIS receives from the Rated Entity for Credit Rating Services.

    b. MISHK will disclose if it receives 5 percent or more of its annual net billings, or in combination with MIS receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). MISHK will disclose the parties from which such annual net billings is received.

C. ANALYSTS AND EMPLOYEES INDEPENDENCE

2.13.1 MISHK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

    a. MISHK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MISHK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MISHK whether such public disclosure had been made.

3.4

    a. MISHK may provide private ratings in accordance with its policy.

g. a clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

h. an indication if the debt security or preferred share is being newly issued, and whether MISHK is providing a Credit Rating on the debt security or preferred share for the first time;

i. the extent to which MISHK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

j. all material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7 MISHK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon MISHK used when making a rating decision. The rating symbols and rating scales used by MISHK are publicly disclosed in MIS's Rating Symbols and Definitions handbook available on MIS's public website(s).

a. MISHK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, MISHK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MISHK's underlying Credit Rating assumptions.

b. MISHK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MISHK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

c. MISHK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MISHK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

d. MISHK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MISHK to provide a final rating.

e. MISHK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

f. MISHK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a. In addition, MISHK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MISHK will explain this.

3.12

    a. Where MISHK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MISHK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

    a. When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, MISHK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of the MIS Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, MISHK has made certain modifications to more closely align the MIS Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally. Such modifications to the MIS Code will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any deviations that may exist between the MIS Code and the IOSCO Code. MISHK will provide the SFC with a description of how the MIS Code and this Appendix B will be implemented and enforced.

5.3

    a. MISHK will also disclose on a timely basis any changes to this Code.

5.4

    a. The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to MISHK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7 MISHK will maintain functions (either within MISHK or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, MISHK will publish certain information about itself including the following:

    a. internal control mechanisms adopted to assure the quality of Credit Rating activities;

    b. its record-keeping policy; and

    c. its management and representative rotation policy.

Appendix C - Moody's de Mexico

Moody's de México S.A. de C.V., Institucion Calificadora de Valores ("MDM") is a credit rating agency authorized to engage in credit rating activities by the National Banking and Securities Commission ("CNBV") pursuant to Oficio No. DGSM 037/00. The Code along with this "Appendix C – Moody's de Mexico" ("Appendix C") govern the conduct of MDM and all MDM Employees in performing Credit Rating activities.

I. Defined Terms

For the purposes of this Appendix C, the terms below are defined as follows:

1.   **MDM** refers to Moody's de México, S.A. de C.V., Institucion Calificadora de Valores.

2.   **MDM Board of Directors or MDM Board** is the corporate body, whose members are appointed by the Shareholders Meeting. Currently the Board of Directors of MDM is integrated by 2 members, with their corresponding 2 Alternate Directors. The appointment of the Board members must be informed to the Comisión Nacional Bancaria y de Valores ("CNBV") which has 20 business days to reject such designation.

III. The Provisions

A. QUALITY OF THE RATING PROCESS

1.2

a. Credit Rating methodologies, models and rating procedures will be approved by the MDM Board of Directors.

b. In the event that the credit quality analysis, opinion, evaluation and reporting methodologies and models are modified, said methodologies and models shall be used both for new and existing ratings. Within six months of any such change, MDM shall analyze whether or not the ratings assigned previously in accordance with prior methodologies and models require revision. MDM may refrain from reviewing, and if applicable, rate corresponding securities where it is concluded that the change in methodology and model does not affect the rating assigned previously. MDM must keep the analysis referred to in this paragraph on file for a period of 5 years for consultation by the CNBV.

1.6

a. MDM will provide the Rated Entity with the elements that explain the methodologies applicable to the Rated Entity or issuance before providing a Credit Rating.

1.7 MDM will refrain from issuing Credit Ratings when the complexity or structure of a new type of structured finance product or the lack of historical data about the underlying assets diminishes the credibility, in its opinion, of the rating that could be issued to that effect.

C. INTEGRITY OF THE RATING PROCESS

1.20 MDM will respond to all legitimate questions or concerns that Rated Entities may have about their Credit Ratings, in order to preserve the integrity of the Credit Rating. For this reason, MDM will establish, maintain and enforce policies and controls relating to the receipt of questions or concerns and will refrain from taking or promising to take any Credit Rating Action, without evaluating the questions or concerns and any other supported elements provided by the Rated Entity. Under no circumstances may the mentioned mechanisms for receiving questions or concerns from Rated Entities be used by MDM to offer other services or renegotiate any existing contract or agreement.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.3

a. Under no circumstances may MDM consider the ratings issued by other credit rating agencies on the underlying asset backed securities, unless such rating meets the minimum requirements to be used in accordance with MDM's methodology.

2.4

a. Under no circumstances, will MDM condition the issuance of a Credit Rating or Credit Rating Action on the Rated Entity contracting any other product or service offered by MDM. This provision applies to all Credit Rating Services.

B. PROCEDURES AND POLICIES

2.8

b. The annual net billings from a single Issuer, originator, intermediary arranger or underwriter (including any affiliates or subsidiaries of the Issuer, originator, intermediary arranger or underwriter) may not exceed 10% of MDM's annual net billings.

2.18 MDM maintains and enforces policies and controls regarding the rotation of Analysts responsible for the preparation and, when applicable, the monitoring of Credit Ratings and the committees created for such purposes, as well as the gradual introduction of the successors of said Analysts and committees, with respect to the same Rated Entities, setting forth the maximum terms of permanence in each area of responsibility.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.2

b. MDM's public Credit Ratings and public Credit Rating Announcements will be posted on www.moodys.com.mx in a timely and precise manner.

c. Where, as a result of its Credit Rating being lowered, a Rated Entity has terminated its contract with MDM for the provision of services, no later than the business day following the date of termination, MDM will indicate that the Credit Rating is being withdrawn and is no longer being updated because the corresponding contract or agreement has been terminated.

3.5

a. MDM will publicly disclose and will keep current its policies regarding the voting structure and process for the committees that, if applicable, determine and monitor Credit Ratings.

3.6.1 In addition to the disclosures described above, in its Credit Rating Announcements, MDM will disclose the following information: (a) the identity of Rated Entity, and if applicable, reference to the obligation; (b) the rating prior to the current rating action being taken; (c) the fact that the rating is only an opinion on the creditworthiness of the obligation or Rated Entity and is not an investment recommendation; (d) the meaning of ratings issued; and (e) the period used to obtain the financial information used to issue the Credit Rating.

3.7

d. MDM will make the following information available to the public free of charge, through its website (www.moodys.com.mx), in Spanish:
   1. The policies for disclosing ratings, including their updates;
   2. The definition of each of the ratings issued, as well as the definition of default;
   3. The historical information on the default indexes for each rating category and the transition matrixes between the ratings given;
   4. The methodologies used to evaluate the creditworthiness and any substantial modification in the same, as well as its material rating procedures and processes;
   5. This Code and Appendix C, generally indicating the way in which it shall be complied with, and providing its modifications within the 2 business days following its approval;
   6. The list of Credit Ratings that MDM has assigned to each Rated Entity, including the initial rating and, if applicable, any changes to the rating over time; and
   7. An annual report, in accordance with the applicable regulations issued by the CNBV.

e. MDM will create a document for asset-backed securities that explains the differences that exist between the output of a quantitative model and the Credit Rating assigned to a security. The document to which this paragraph refers will be retained by MDM for a term of no less than 5 years and will be made available to the CNBV, in compliance with the current legal provisions.

f. In the event that MDM has received income from a Rated Entity for services other than Credit Rating Services, MDM must disclose the proportion of fees received in relation to those services as compared to those received in connection with the Credit Rating Services.

3.12 MDM may not issue Unsolicited Credit Ratings.

D. MDM BOARD OF DIRECTORS

3.25 In the event MDM has independent directors, it shall disclose through its website the number of said independent directors, and represent that said independent directors do not meet any of the criteria listed in sections I to V of article 26 of the Securities Exchange Law. In any case, payment to the independent directors shall not be subject to the profits obtained by MDM.

3.26 The MDM Board of Directors shall appoint a person or area responsible for communicating with the participants of the market, with the purpose of receiving questions, arguments or complaints that permit the board of directors to better design and make adjustments to the policies of MDM.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7 The MDM Compliance Department is the department that shall be designated by MDM's Board of Directors to be responsible for monitoring and evaluating the compliance of MDM, its Advisors, Management, Analysts and other Employees, with:

a. the applicable legislation on Credit Ratings;

b. the internal control policies and procedures described in the MIS Code and this Appendix C; and

c. the provisions issued by the CNBV, if applicable.

5.8 Notwithstanding the other attributes it has, MDM's Compliance Department shall receive the information disclosed to it by the MDM Board of Directors, Managers or other Employees, regarding the existence of behavior or activity that is unlawful, unethical or in breach of the guidelines set out in this Code, arising from a personal relationship or a potential conflict of interest that they may have with a Rated Entity or its Agents. The MDM Board of Directors, Managers or other Employees must disclose such issues at the time when the information is discovered. MDM's Compliance Department must take the measures established in the regulatory framework applicable within Mexico.

Appendix D - MIS Singapore

Moody's Investors Service Singapore Pte Ltd ("MIS Singapore") is licensed with the Monetary Authority of Singapore, ("MAS") under the Securities and Futures Act (Cap.289 of the laws of Singapore) for the provision of Credit Rating Services. The Code along with this "Appendix D -- MIS Singapore" ("Appendix D") have been adopted to satisfy paragraph 10.1 of the MAS's Code of Conduct for Credit Rating Agencies. The MIS Code and Appendix D govern the conduct of MIS Singapore, its Directors, Employee and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MIS Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MIS Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MIS Singapore's board of directors and approved by MAS.

3. A **Licensed Person** refers to any individual who has been notified and approved by the MAS as an "appointed representative" of MIS Singapore, as defined in section 2(1) of the SFA.

4. **The MAS** refers to the Monetary Authority of Singapore

5. The **MAS CRA Code** refers to the MAS's Code of Conduct for Credit Rating Agencies.

6. **Providing Credit Rating Services** means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

    a. dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b. distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include —
        i. preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or
        ii. preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships;

7. A **Representative** is an individual who is appointed and registered under section 99B of the SFA to carry on the Regulated Activity for MIS Singapore.

8. The **SFA** refers to the Securities and Futures Act (Cap.289 of the laws of Singapore).

III. The Provisions

1. Quality and Integrity of the Rating Process

A QUALITY OF THE RATING PROCESS

1.4

    a. MIS Singapore will document reporting lines and allocate functions and responsibilities.

B. MONITORING AND UPDATING

1.9

The review described in (c) above will take place as soon as possible and in any case not later than 6 months after the change and, before the review is carried out, MIS Singapore should place those Credit Ratings under observation

1.11

    a. Where a Credit Rating is made available to the public, MIS Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions), Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

D. GENERAL

2.5

    a. On a periodic basis, MIS Singapore will disclose on MIS's public website(s) any Ancillary Services and Other Permissible Services that it conducts.

    b. MIS Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

E. PROCEDURES AND POLICIES

2.8

    b. MIS Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

F. ANALYST AND EMPLOYEE INDEPENDENCE

2.13

    d. has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step-sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

2.14

    a. MIS Singapore's Licensed Persons will comply with Regulation 4 and 4A (Register of Interests in Securities) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A . TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

    a. MIS Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MIS Singapore that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MIS Singapore whether such public disclosure had been made.

3.4

    a. MIS Singapore may provide private ratings in accordance with its policy.

3.6

    g. a clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    h. an indication of when the Credit Rating was first distributed and when it was last updated; and

    i. the extent to which MIS Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

    c. MIS Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that MIS Singapore rates.

    d. MIS Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MIS Singapore to provide a final rating.

    e. MIS Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

    f. MIS Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a. In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, MIS Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MIS Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

    a. If MIS Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MIS Singapore was provided access to accounts or other relevant internal documents of the Issuer or its related party.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7   MIS Singapore will maintain functions (either within MIS Singapore or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MIS Singapore will publish certain information about itself including:

   a. its legal structure;

   b. its ownership;

   c. financial information about its revenue;

   d. the internal control mechanisms adopted to assure the quality of Credit Rating activities;

   e. its record-keeping policy; and

   f. its management and representative rotation policy.

Notes

Notes

Notes

Moody's
INVESTORS SERVICE

Policy for Withdrawal of Credit Ratings

Issued by: MIS Compliance Department
Applicable to: All MIS Employees and relevant Moody's Shared Services Employees who support the ratings process
Scope: Global excluding Japan
Effective Date: February 6, 2017

POLICY

I. What is a Withdrawn Credit Rating?

MIS withdraws its Credit Rating when it no longer rates an entity, debt or financial obligation, debt issuance program, preferred share or other financial instrument for which it previously assigned a rating. If appropriate and feasible, Credit Ratings will be adjusted before the withdrawal to reflect MIS's current rating opinions.

NOTE: This policy and accompanying procedure do not apply when a Credit Rating committee assigns a Credit Rating to an issuance whose sale is canceled by the Rated Entity without the Credit Rating ever having been published. Because the obligation does not exist and the Credit Rating was never published, the Credit Rating does not need to be withdrawn.

II. Reasons why MIS might withdraw a Credit Rating

MIS may withdraw a Credit Rating for any of the following reasons:

1) Incorrect, insufficient or otherwise inadequate information: MIS shall withdraw any Credit Rating if, in MIS's opinion: (i) the information available to support the Credit Rating – whether in terms of factual accuracy, quantity and/or quality – is insufficient to effectively assess the creditworthiness of the Rated Entity or the obligation; and (ii) such information is unlikely to be available to MIS in the near future.

2) Bankruptcy/Liquidation/Debt Restructuring/Write-down of a Structured Finance Security: if a Rated Entity defaults, enters bankruptcy, is liquidated, or restructures its debt, or if the balance on a structured finance security is written down to zero prior to its full repayment, it may no longer be useful or necessary for MIS to maintain a Credit Rating on that Rated Entity or that Rated Entity's obligations.

3) Reorganization: if a Rated Entity becomes the subject of a corporate reorganization or regulator-imposed restructuring, including a merger or acquisition, or enters into any other form of governmental administration, it may no longer be useful or necessary for MIS to maintain a Credit Rating on that Rated Entity or that Rated Entity's obligations.

4) Small Pool Factor: for Structured Finance transactions only: if the applicable Credit Rating Methodology states that a Credit Rating must be withdrawn when the size of the asset pool supporting the transaction falls below a level specified in the methodology ("small pool factor"), MIS shall withdraw the Credit Rating.

5) Maturity of Obligation or Termination of Program: the Credit Rating on an obligation will be withdrawn when the obligation is not outstanding or the program has been terminated. This includes when a debt matures, when a debt is called, when a debt is repaid before the maturity date, when a Credit Rating on a debt or program is issued and published but the debt is ultimately not issued or the program is not closed, and/or when a debt is otherwise redeemed by the Rated Entity. Because Moody's may not receive timely notification in the event where a debt is called, redeemed, repaid or otherwise terminated before its stated maturity date, Moody's will generally withdraw such ratings once it learns of the event of termination, using the current date as the date of the withdrawal. A rating withdrawal may also be appropriate as a result of amendments to the transaction terms of an obligation.

6) Business Reasons: under certain circumstances, MIS will withdraw a Credit Rating for a Rated Entity or an obligation for reasons unrelated to the situations identified above. When MIS indicates that a Credit Rating was withdrawn for "business reasons," this refers to MIS's business reasons, not the business reasons of the Rated Entity or obligor. MIS's business reasons generally do not reflect any concerns about the Rated Entity's creditworthiness or the quality of its management. MIS's decision to withdraw a rating under these circumstances will attempt to balance the informational benefit to market participants from maintaining a Credit Rating against the resources required to maintain and monitor that Credit Rating or other business considerations.

7) Shareholding: MIS shall immediately assess whether there are grounds for withdrawing EU Credit Ratings[1] when they relate to a 10% Shareholder or an Impacted Rated Entity.

8) Conflicts of Interest: in any of the following cases, MIS may determine that it is necessary to withdraw a Credit Rating, if:

   a) an MIS Employee who participates in the determination, approval or monitoring of a Credit Rating, or that employee's Family Member had or has direct Ownership in the Rated Entity or in any Related Third Party at the time the Credit Rating was determined;

   b) an MIS Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, acted in violation of the MIS Fee Discussions Guidelines;

   c) an MIS Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, has had a relationship with the Rated Entity or a Related Third Party that constitutes a prohibited conflict of interest;

   d) an MIS Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, or his or her Family Member, received gifts, including entertainment, in violation of the MIS Gifts and Entertainment Policy; or

---

[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

e) either MIS or an entity associated with MIS made recommendations to the obligor or the Rated Entity, underwriter or sponsor of the security about the corporate or legal structure, assets, liabilities or activities of the obligor or Rated Entity of the security in violation of MIS policies or procedures.

9) Public Point-In-Time Credit Ratings: to meet market needs in certain sectors, MIS occasionally publishes public point-in-time Credit Ratings, which are not monitored on an on-going basis and are withdrawn shortly after issuance.

10) Provisional Rating[2]: MIS from time to time may assign a provisional rating when the rating committee has been able to assess the relevant risks of a transaction that has not yet issued into the market based on draft documentation. It is highly likely that the rating will become final after all documents are received, or an obligation is issued into the market. To the extent it is anticipated that the transaction does not close in the near future, or that certain tranches of the transaction are not issued, the applicable provisional ratings will be withdrawn.

11) Clerical Error: MIS will withdraw a Credit Rating if it was assigned as the result of an internal clerical error.

12) Full Write-Down of Principal Balance: For Structured Finance transactions only: if the principal balance of a structured finance security is fully written down to zero because of credit loss recognitions, then MIS will withdraw the credit rating.

III. Credit Rating Announcements Regarding Withdrawal of Credit Ratings

When a Credit Rating is withdrawn, MIS will issue an indication on www.moodys.com that the Credit Rating has been withdrawn and, depending on the reason for the withdrawal, may also issue a Credit Rating Announcement.

DEFINED TERMS

10% Shareholder

A 10% Shareholder is a Shareholder: (i) holding 10% or more of either the capital or the voting rights of Moody's Corporation, excluding holdings in diversified collective investment schemes and managed funds such as pension funds or life insurance; or (ii) being otherwise in a position to exercise Significant Influence on the business activities of Moody's Corporation.

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action

A Credit Rating Action is any one of the items below:

---

[2] Provisional Ratings may not be assigned by Moody's De Mexico (MDM).

i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Anticipated/Subsequent Credit Ratings;

ii. a change in a Credit Rating (i.e., upgrade or downgrade);

iii. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

iv. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

v.   an Affirmation of a Credit Rating; and

vi. a Withdrawal of a Credit Rating.

Credit Rating Announcement

A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish Credit Rating Action related to public Credit Ratings on www.moodys.com that is not accompanied by Credit Rating Announcement.

Credit Rating Methodology

Credit Rating Methodology is defined in Moody's Rating Symbols and Definitions which is available on Moodys.com.

Electronic Platform

An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS's provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings, and Unpublished Monitored Private Placement Ratings.

EU Credit Rating

An EU Credit Rating is a Credit Rating assigned by an MIS entity registered as a credit rating agency in the EU and where the Lead Rating Analyst is located in the EU.

EU Rated Entity

An EU Rated Entity is an entity with an EU Credit Rating.

Family Members

A Family Member is any of the following:

i.   an Employee's spouse or domestic partner;

ii. a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more that casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangement;

iii. an Employee's minor or dependent children;

iv. any other relative sharing the same household as the Employee;

v.   any persons who do not live in the same household as the Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

vi.   any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

    i.   whose managerial responsibilities are discharged by,

    ii.   that is set up for the benefit of,

    iii.   that is directly or indirectly controlled by, or

    iv.   whose economic interests are substantially equivalent to,

    the Employee or any Family Member.

Impacted Rated Entity

An Impacted Rated Entity is an EU Rated Entity in which a 10% Shareholder: (i) holds 10% or more of either the capital or voting rights or any other ownership interest of the relevant EU Rated Entity, or a Related Third Party, excluding holdings in diversified collective investment schemes and managed funds such as pension funds or life insurance; or (ii) is a member of its or a Related Third Party's administrative or supervisory board.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's Credit Rating over the medium term. For further information, please consult the *Rating Symbols and Definitions* document.

Own, Owning and Ownership

The terms Own, Owning and Ownership refer to all methods by which an Employee or Family Member may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a security).

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Related Third Party

Any party (including the originator, arranger, sponsor, servicer, or other party) that interacts with Moody's on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review

A Review is an indication that a Credit Rating is under consideration for a change in the near term. For further information see the *Ratings Symbols and Definitions* document.

Shareholder

A Shareholder includes a direct and indirect owner of Moody's Corporation stock.

Syndicate Members

Syndicate Members are existing lenders to the Rated Entity who are participants in the relevant loan and prospective lenders to the Rated Entity who have signed a confidentiality undertaking with the Rated Entity in respect of the relevant loan and have access to all the syndicate confidential information in relation to the relevant loan.

Unpublished Monitored Loan Rating (UMLR)

An Unpublished Monitored Loan Rating (UMLR) is a monitored Credit Rating of a loan or loans (or individual facilities within the same loan or loans) made to the Rated Entity which is distributed via an Electronic Platform.

Unpublished Monitored Private Placement Rating (UMPPR)

An Unpublished Monitored Private Placement Rating (UMPPR) is a monitored Credit Rating of a private placement of a Rated Entity which is distributed via an Electronic Platform to the recipients designated by the Rated Entity.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY'S PUBLICATIONS MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S
INVESTORS SERVICE

Moody's
INVESTORS SERVICE

Policy for Designating and Assigning Unsolicited Credit Ratings Outside Argentina, Bolivia, European Union, Japan and Mexico

Issued by: MIS Compliance Department
Applicable to: All MIS Employees and Moody's Shared Services Employees supporting the ratings process
Scope: Global, excluding Argentina, Bolivia, European Union, Japan and Mexico
Effective Date: December 5, 2016

STATEMENT OF PURPOSE

As a publisher of opinions about credit, Moody's Investors Service ("MIS") reserves the right to issue Unsolicited Credit Ratings. The purpose of this policy is to provide greater transparency to market participants with respect to Unsolicited Credit Ratings published by MIS outside Argentina, Bolivia, the European Union, Japan and Mexico. Separate policies apply to Unsolicited Credit Ratings published by MIS EU and Unsolicited Credit Ratings published by MIS affiliates in Japan, MJKK or MSFJ. In Argentina, Bolivia, and Mexico Unsolicited Credit Ratings are not permitted under local regulation as a signed rating services contract must be in place in order to initiate a ratings relationship.

POLICY

Except as otherwise limited by the preceding paragraph, MIS would consider issuing an Unsolicited Credit Rating, when, among other things:

» The Unsolicited Credit Rating would provide an informational benefit to market participants; or,

» The amount of the total debt or debt-like obligations issued is significant; or,

» The type of security or the issuer is new to the market; or,

» The Credit Rating is analytically relevant for other analysis that MIS provides to the market.

The recommendation to publish a new Unsolicited Credit Rating (or a group of) will be made by the Managing Director of the relevant rating group and approved by the LOB Head.

In order to be designated an Unsolicited Credit Rating under this Policy, a Credit Rating must be initiated by MIS and not requested by the Rated Entity and/or its Agents.

This designation shall apply at the Rated Entity level and/or the security level.

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When a Credit Rating is an Unsolicited Credit Rating, MIS will not seek or accept remuneration for the relevant Credit Rating from the Rated Entity and/or its Agents for at least one year after publication of such Credit Rating. If, more than one year after the publication of such Credit Rating, MIS receives a subsequent solicitation for that Credit Rating from the Rated Entity and/or its Agents, MIS shall no longer designate the Credit Rating to be unsolicited.

MIS's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating.[1] MIS does not distinguish between solicited and Unsolicited Credit Ratings with respect to its credit rating methodologies.

As noted in the Policy for the Ability of Entities to Decline Publication of Requested Ratings, a Rated Entity does not have the ability to decline publication of an Unsolicited Credit Rating.

MIS indicates the unsolicited nature of the Credit Rating in Disclosure Forms and on www.moodys.com. In some jurisdictions, in accordance with local regulation, MIS also indicates the unsolicited nature of the Credit Rating in Credit Rating Announcements.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Announcement
A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to the public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action on www.moodys.com that is not accompanied by a Credit Rating Announcement.

Disclosure Form
The Disclosure Form is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

Electronic Platform
An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS's provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings, and Unpublished Monitored Private Placement Ratings.

Issuer
The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit

---

[1] To the extent that MIS has access to the same information about an issuer or security as investors in any particular jurisdiction, MIS would generally expect to have sufficient information to assign and maintain a Credit Rating.

underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related Outlook or rating Review.

Line of Business ("LoB")

Line of Business refers to one of MIS's main global analytical rating groups, for example, Global Financial Institutions (FIG).

LOB Head

An LOB Head is the Managing Director in charge of an analytical Line of Business, for example, Global Financial Institutions (FIG).

Managing Director

Managing Director refers to those MIS employees who hold that title.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employees of MIS.

MIS EU

MIS EU refers to those MIS entities registered in the European Union pursuant to the EU regulation for credit rating agencies.

MJKK

MJKK refers to Moody's Japan K.K. MJKK is an MIS affiliate that provides and publishes credit ratings under its own name.

Moody's Shared Services Employee

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

MSFJ

MSFJ refers to Moody's SF Japan K.K. MSFJ is an MIS affiliate that provides and publishes credit ratings under its own name.

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Unsolicited Credit Ratings

a. **Global [except Argentina, Bolivia, the EU, Japan and Mexico]**: An Unsolicited Credit Rating is a Credit Rating which is initiated by MIS and not requested by the Rated Entity and/or its Agents.

b. **The EU**: Unsolicited Credit Ratings are those Credit Ratings not initiated or not maintained at the request of the Rated Entity and/or its Agents.

c. **In Japan (for both MJKK and MSFJ)**: Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity and/or its Agents. A solicited rating needs to meet the two elements:

i.   it has to be issued upon request from the Rated Entity and/or its Agents; and

ii. the request has to remain valid at the time of providing or publishing such rating.

The existence of the effective contract agreement is the key to distinguish between "unsolicited" and "solicited".

d. **Argentina, Bolivia and Mexico:** Unsolicited Credit Ratings are not permitted as a signed rating services contract must be in place in order to initiate a rating relationship.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY'S ("MOODY'S PUBLICATIONS") MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, **MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.**

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER. ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the poss bility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's Publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the poss bility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S. To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S
INVESTORS SERVICE

Moody's
INVESTORS SERVICE

Policy for Designating and Assigning Unsolicited Credit Ratings in the European Union

Issued by: MIS Compliance Department
Applicable to: All MIS Employees and Moody's Shared Services Employees supporting the rating process
Scope: European Union
Effective Date: December 5, 2016

STATEMENT OF PURPOSE

As a publisher of opinions about credit, Moody's Investors Service ("MIS") reserves the right to issue Unsolicited Credit Ratings. The purpose of this policy is to provide greater transparency to market participants with respect to Unsolicited Credit Ratings published by MIS EU.

POLICY

MIS EU would consider issuing an Unsolicited Credit Rating when, among other things:

» The Unsolicited Credit Rating would provide an informational benefit to market participants; or
» The amount of total debt or debt-like obligations issued is significant; or
» The type of security or the issuer is new to the market; or
» The Credit Rating is analytically relevant for other analysis that MIS provides to the market.

The recommendation to publish a new Unsolicited Credit Rating (or a group of) not initiated at the request of the Rated Entity and/or its Agents will be made by the Managing Director of the relevant rating group and approved by the LOB Head.

In the EU, Unsolicited Credit Ratings are those Credit Ratings not initiated or not maintained at the request of the Rated Entity and/or its Agents.

This designation shall apply at the Rated Entity level and/or the security level.

When a Credit Rating is an Unsolicited Credit Rating, MIS EU will not seek or accept remuneration for the relevant Credit Rating from the Rated Entity and/or its Agents for at least one year after publication of such Credit Rating. If, more than one year after the publication of such Credit Rating, MIS EU receives a subsequent solicitation for that Credit Rating from the Rated Entity and/or its Agents, MIS EU shall no longer designate the Credit Rating to be unsolicited. Solicitation can be evidenced by a request, rating application or contract, payment of fees or other form of confirmation from the Rated Entity and/or its Agents.

MIS EU's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its

12.05.2016 / SP13360

determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating.[1] MIS EU does not distinguish between solicited and Unsolicited Credit Ratings with respect to its credit rating methodologies.

As noted in the Policy for the Ability of Entities to Decline Publication of Requested Ratings, a Rated Entity does not have the ability to decline publication of an Unsolicited Credit Rating.

MIS EU indicates the unsolicited nature of the Credit Rating in Disclosure Forms and on www.moodys.com.. When MIS EU publishes a Credit Rating that is designated as an Unsolicited Credit Rating to a Rated Entity and the Rated Entity or a Related Third Party is non-participating[2] at the date of publication of the Credit Rating, MIS EU applies colour coding.

DEFINED TERMS

Agent

Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Announcement

A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action on related to public Credit Ratings www.moodys.com that is not accompanied by a Credit Rating Announcement.

Disclosure Form

The Disclosure Form is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

Electronic Platform

An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS's provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings, and Unpublished Monitored Private Placement Ratings.

---

[1] To the extent that MIS EU has access to the same information about an issuer or security as investors in any particular jurisdiction, MIS would generally expect to have sufficient information to assign and maintain a Credit Rating.

[2] In accordance with the Policy for Designating Non-Participating Rated Entities.

12.05.2016 / SP13360

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related Outlook or rating Review.

Line of Business ("LoB")

Line of Business refers to one of MIS's main global analytical rating groups, for example, Global Financial Institutions (FIG).

LOB Head

An LOB Head is the Managing Director in charge of an analytical Line of Business, for example, Global Financial Institutions (FIG).

Managing Director

A Managing Director means those MIS Employees who hold that title.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

MIS EU

MIS EU refers to those MIS entities registered in the European Union pursuant to the EU regulation for credit rating agencies.

Moody's Shared Services Employee

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Related Third Party

Any party (including the originator, arranger, sponsor, or other party) that interacts with Moody's on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any

 12.05.2016 / SP13360

person directly or indirectly linked to that Rated Entity by control.

Unsolicited Credit Ratings

a. **Global [except Argentina, Bolivia, the EU, Japan and Mexico]**: An Unsolicited Credit Rating is a Credit Rating which is initiated by MIS and not requested by the Rated Entity and/or its Agents.

b. **The EU**: Unsolicited Credit Ratings are those Credit Ratings not initiated or not maintained at the request of the Rated Entity and/or its Agents.

c. **In Japan (for both MJKK and MSFJ)**: Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity and/or its Agents. A solicited rating needs to meet the two elements:

   i. it has to be issued upon request from the Rated Entity and/or its Agents; and
   ii. the request has to remain valid at the time of providing or publishing such rating.

   The existence of the effective contract agreement is the key to distinguish between "unsolicited" and "solicited".

d. **Argentina, Bolivia and Mexico:** Unsolicited Credit Ratings are not permitted as a signed rating services contract must be in place in order to initiate a rating relationship.

12.05.2016 / SP13360

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the poss bility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's Publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S. To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

Moody's
INVESTORS SERVICE

Moody's
INVESTORS SERVICE

Policy for Designating Non-Participating Rated Entities

Issued by: MIS Compliance Department
Applicable to: All MIS Employees and Moody's Shared Services Employees supporting the ratings process
Scope: All Public Credit Ratings
Effective Date: December 5, 2016

STATEMENT OF PURPOSE

The purpose of this policy is to define the practice of Moody's Investors Service ("MIS") with respect to publicly designating Rated Entities that, directly or through their Agents, have declined an invitation to participate in the Credit Rating process, in order to provide greater transparency regarding the nature of our interaction with Rated Entities.

POLICY

While MIS invites Rated Entities to participate in the Credit Rating process for all published Credit Ratings[1], we identify those Rated Entities that, directly or through their Agents, choose not to participate (expressly declining to participate or through failure to respond to MIS's offer to participate in the Credit Rating process.)

MIS indicates in Disclosure Forms and on www.moodys.com if a Rated Entity and/or its Agents has declined MIS's invitation to participate in the Credit Rating process as described above. In some jurisdictions, in accordance with local regulation, the non-participating status of a Rated Entity is also disclosed by MIS in Credit Rating Announcements.

This designation shall apply at the Rated Entity level and also be indicated in Disclosure Forms and on www.moodys.com at the security level for rated securities of those Rated Entities with non-participating status.

When MIS EU publishes a Credit Rating that is designated as a Unsolicited Credit Rating to a Rated Entity and the Rated Entity or Related Third Party is non-participating at the date of the publication of the Credit Rating, it applies colour coding.

ADDITIONAL FACTORS IN DESIGNATING A CREDIT RATING AS NON-PARTICIPATING:

1. Non-participation in the Credit Rating process is generally established on the basis of the absence of communication between the Rated Entity and/or its Agents and MIS on credit-related matters. Such communication includes, but is not limited to, the following: in-person meetings, video conferences,

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related Outlook or Review.

12.05.2016 / SP13358

telephone conversations, emails, or other written communication with management of the Rated Entity regarding the Rated Entity's financial condition, credit profile, strategy, market position, or other topics that would inform our Credit Rating process. For structured finance transactions, such communication also extends to the receipt of or direct access as an NRSRO to data or information used to initiate and/or monitor the transaction from the Rated Entity, the relevant sponsor, banker, servicer, collateral manager, trustee or other Agent of the Rated Entity, as well as information obtained from public sources. To determine participation status for structured finance transactions, the Rated Entity under this Policy could also be considered to include the sponsor, banker, servicer, collateral manager, trustee, or other Agent of the Rated Entity.

Communications with the Rated Entity and/or its Agents that are *not* considered to be participation in the Credit Rating process include:
   » any commercial discussions, including on matters such as fees, billings and payments;
   » discussion of general or industry methodologies or of Credit Rating practices; and
   » review of press releases for factual inaccuracies and/or the identification of Issuer Confidential Information.

2. Under appropriate circumstances, MIS may consider additional factors in designating a Rated Entity as non-participating. We generally rely on the Rated Entity and/or its Agents to advise us that it intends to cease participation in the Credit Rating process. However, if MIS reasonably believes that a Rated Entity and/or its Agents is no longer participating, MIS may initiate contact to determine its intention.

In a corporate family involving a rated parent and one or more rated subsidiaries, the level of participation for the Rated Entity(ies) in that rated family is generally governed by participation at the corporate parent level and/or its Agents.

For unsupported stand-alone rated subsidiaries, the level of participation is governed by participation of each such rated subsidiary and/or its Agents.

Generally, if a Rated Entity's Credit Rating is dependent on a guarantee or insurance, the Rated Entity will be designated as non-participating only if neither the Rated Entity and/or its Agents nor the guarantor/insurer is participating.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating
A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt, or financial obligation, debt security, preferred share, or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Announcement
A Credit Rating Announcement is a written communication that may be used to announce the publication of

a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action on related to public Credit Ratings www.moodys.com that is not accompanied by a Credit Rating Announcement.

Disclosure Form
The Disclosure Form is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

Electronic Platform
An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS's provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings, and Unpublished Monitored Private Placement Ratings.

Issuer
The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Issuer Confidential Information
Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

a. information that is publicly known;
b. information available to MIS on a non-confidential basis prior to disclosure by the Issuer or its agents;
c. information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;
d. information developed independently by MIS;
e. information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or
f. information that is approved for public disclosure in writing by the Issuer, its affiliates or its agents.

MIS
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

MIS EU
MIS EU refers to those MIS entities registered in the European Union pursuant to the EU regulation for credit rating agencies.

Moody's Shared Services Employees

The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

NRSRO

A nationally recognized statistical rating organization, as such term is defined in the U.S. Securities Exchange Act of 1934.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult the *Rating Symbols and Definitions* document.

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Related Third Party

Any party (including the originator, arranger, sponsor, or other party) that interacts with Moody's on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review

A Review is an indication that a Rating is under consideration for a change in the near term. For further information see the *Ratings Symbols and Definitions* document.

Unsolicited Credit Ratings

a. **Global [except Argentina, Bolivia, the EU, Japan and Mexico]**: An Unsolicited Credit Rating is a Credit Rating which is initiated by MIS and not requested by the Rated Entity and/or its Agents.

b. **The EU**: Unsolicited Credit Ratings are those Credit Ratings not initiated or not maintained at the request of the Rated Entity and/or its Agents.

c. **Japan (for both MJKK and MSFJ)**: Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity and/or its Agents. A solicited rating needs to meet the two elements:

    i. it has to be issued upon request from the Rated Entity and/or its Agents; and

    ii. the request has to remain valid at the time of providing or publishing such rating.

    The existence of the effective contract agreement is the key to distinguish between "unsolicited" and "solicited".

d. **Argentina, Bolivia and Mexico:** Unsolicited Credit Ratings are not permitted as a signed rating services contract must be in place in order to initiate a rating relationship.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES ("MIS") ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY'S ("MOODY'S PUBLICATIONS") MAY INCLUDE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY'S OPINIONS INCLUDED IN MOODY'S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. CREDIT RATINGS AND MOODY'S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY'S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY'S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, **MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.**

MOODY'S CREDIT RATINGS AND MOODY'S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS OR MOODY'S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER. ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the poss bility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody's Publications.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the poss bility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S. To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody's Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY'S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. ("MJKK") is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody's Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody's SF Japan K.K. ("MSFJ") is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

MOODY'S
INVESTORS SERVICE

Policy for Designating and Assigning Unsolicited Credit Ratings in Japan

Issued by
Compliance Department

Change applicable from
September 6, 2016

Applicable to
All MJKK/MSFJ employees

Statement of Purpose

As a publisher of opinions about credit, Moody's Japan K.K. / Moody's SF Japan K.K. ("MJKK/MSFJ") reserves the right to issue Unsolicited Credit Ratings. The purpose of this policy is to provide greater transparency to market participants with respect to Unsolicited Credit Ratings published by MJKK/MSFJ.

Unless otherwise stated, wording used in this policy have meanings assigned to them from the Financial Instruments Exchange Act ("FIEA"), Cabinet Office Ordinance Concerning Definitions Stated in Article 2 of the FIEA, and Cabinet Office Ordinance Concerning Financial Instruments Business etc. (Unsolicited Credit Ratings are defined as Credit Ratings that are not initiated at the request of the Rated Entity and/or its Agents[1].)

Policy

MJKK/MSFJ would consider issuing an Unsolicited Credit Rating, when, among other things:

» The Unsolicited Credit Rating would provide an informational benefit to market participants; or,

» The amount of the total debt or debt-like obligations issued is significant; or,

» The type of security or the issuer is new to the market; or,

» The Credit Rating is analytically relevant for other analysis that MIS provides to the market.

The recommendation to publish a new Unsolicited Credit Rating (or a group of), will be made by the Managing Director of the relevant rating group and approved by the LOB Head.

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[1] The term "Rated Entity and/or its Agents" in this Policy corresponds to the terminology of "Rating Stakeholder" defined by the Cabinet Office Ordinance of FIEA."

In order to be designated an Unsolicited Credit Rating under this Policy, a Credit Rating must not be initiated at the request of the Rated Entity and/or its Agents. A solicited rating needs to meet the two elements:

i)   It has to be issued upon request from the Rated Entity and/or its Agents; and

ii)   The request has to remain valid at the time of providing or publishing such rating.

The existence of the effective contract agreement is the key to distinguish between "unsolicited" and "solicited"[2].

This designation shall apply at the Rated Entity and/or the security level.

When a Credit Rating is an Unsolicited Credit Rating, MJKK/MSFJ will not seek or accept remuneration for the relevant Credit Rating from the Rated Entity and/or its Agents for at least one year after publication of such Credit Rating. If more than one year after publication of such Unsolicited Credit Rating, MJKK/MSFJ receives a subsequent solicitation for that Credit Rating from the Rated Entity and/or its Agents, MJKK/MSFJ shall no longer designate the Credit Rating to be unsolicited. Solicitation is evidenced by the existence of the effective contract agreement.

MJKK/MSFJ's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MJKK/MSFJ to assign and maintain the Credit Rating.[3] MJKK/MSFJ does not distinguish between solicited and Unsolicited Credit Ratings with respect to its credit rating methodologies.

In Japan, a Rated Entity does not have the ability to decline publication of an Unsolicited Credit Rating.

MJKK/MSFJ indicates the unsolicited nature of the Credit Rating in Credit Rating Announcements and on www.moodys.com.

Responsibility for Amendment/Abolishment

Compliance has responsibility for this document. For amendment or abolishment, Approval by the director in charge of Compliance is required.

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[2]   In this regard, based on the JFSA's views which has been published, we have sorted that the following cases are deemed Unsolicited Credit Rating specifically.

    i)   A Credit Rating that is assigned by MJKK/MSFJ, notwithstanding that the Rated Entity and/or its Agents had withdrawn its request after the process was initiated.

    ii)   A Credit Rating that is maintained and monitored by MJKK/MSFJ, notwithstanding that the Rated Entity and/or its Agents had withdrawn its request after the Credit Rating had been assigned.

[3]   To the extent that MJKK/MSJF has access to the same information about an issuer or security as investors in any particular jurisdiction, MJKK/MSFJ would generally expect to have sufficient information to assign and maintain a Credit Rating.

Supplements

The amendment has been implemented since September 21, 2011.
The amendment has been implemented since December 1st, 2013.
This amendment has been implemented since October 5, 2015.
This amendment has been implemented since September 6, 2016.